

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 18, 2017

<u>Via E-Mail</u>
Michael Chavez
President
Reliant Holdings, Inc.
12343 Hymeadow Drive, Suite 3-A
Austin, Texas 78750

> **Re: Reliant Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 4, 2017**
> **File No. 333-214274**

Dear Mr. Chavez:

We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.   Please note the updating requirements of Rule 8-08 of Regulation S-X.

<u>Liquidity and Capital Resources, page 42</u>

2.   We note your receivable of $10k associated with the construction of the personal swimming pool of Michael Chavez, CEO. Please tell us whether you have collected this receivable from Mr. Chavez. If not, please tell us how you concluded that current classification was appropriate and the receivable was fully collectible.

3.   We note you had working capital of $45,982 as of December 31, 2015 and $42,309 as of September 30, 2016. We further note that you had a working capital deficit of $12,309 as of December 31, 2016. However, your disclosure regarding the reasons for the change in working capital is identical to your prior disclosure when you reported working capital. Please advise.

4.   Given your negative working capital and cash flows from operating activities as of December 31, 2016, please disclose cash requirements for the next 12 months and the source of such funds. Refer to Section 501.13.a of the Financial Reporting Codification for guidance.

You may contact Tracey McKoy (Staff Accountant) at 202-551-3772 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: David M. Loev
       The Loev Law Firm, PC